Exhibit 99.1

US Investors May Now Have Trading Access for Genius Group Shares on Upstream through US Broker Dealer

SINGAPORE, May 26, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today announced that certain U.S.-based Genius Group shareholders may be able to trade on Upstream, the trading app for digital securities powered by Horizon Fintex (“Horizon”) and MERJ Exchange Limited (“MERJ”).

This is being made possible as MERJ Exchange recently signed an agreement with Boustead Securities, a full-service investment banking firm and licensed FINRA member, to permit certain investors access to Upstream.

U.S. investors that wish to trade securities on Upstream may now register with Boustead Securities at https://www.boustead1828.com/upstream. After registering with Boustead, U.S. investors will receive instructions from Boustead on how access Upstream.

Roger Hamilton, CEO of Genius Group, commented: “The agreement between Boustead Securities and MERJ is a novel step forward for the financial industry and should allow certain of our shareholders to trade on Upstream.”

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million students and users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below. Additionally, there is no guarantee that a shareholder will qualify for use of the Upstream app or that their shares will qualify for trading on Upstream. Shareholders should follow the advice of their advisors, and nothing contained in this press release constitutes investment or legal advice as to the availability of Upstream to any shareholder or for any other reason.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

About Upstream

Upstream, a MERJ Exchange Market (merj.exchange), is a fully regulated global stock exchange for digital securities. Powered by Horizon’s proprietary blockchain-powered matching engine technology, the platform enables users to trade in certain securities using the Upstream app. For more information, please visit https://upstream.exchange/.

Disclaimers

This press release shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted. U.S. investors are not currently permitted to trade in Upstream listed securities and may only do after being introduced by a licensed broker dealer. Upstream is a MERJ Exchange market. MERJ Exchange is a securities exchange licensed and regulated by the Financial Services Authority Seychelles, an associate member of the International Association of Securities Commissions (IOSCO). MERJ Exchange is an affiliate of the World Federation of Exchanges, and a full member of ANNA. MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. Boustead Securities, LLC does not endorse or recommend any public or private securities bought or sold on Upstream. Boustead Securities, LLC does not offer investment advice or recommendations of any kind. All services offered on Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Boustead Securities, LLC or Upstream. All customers are subject to the rules and regulations of their jurisdiction. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development stage companies. There can be no assurance the valuation of any particular company’s securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards. Investors are encouraged to take note that, as in all dual listed securities that are traded on multiple marketplaces, there may be differences in pricing as a result of different liquidity, price discovery and other factors. Trading dual listed securities across multiple exchanges may expose investors to various risks, including differences in trading hours, settlement, trading rules and regulations. Investors who are considering trading our dual listed shares Upstream should carefully evaluate these and other risks and consult with financial and legal advisors before making any investment decisions. They should also be aware of any fees, taxes, or other costs associated with trading on Upstream.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com